410-202A

803-180



05003072

File No. 812-____



SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

WLD ENTERPRISES, INC.
401 East Las Olas Boulevard
Suite 2200
Ft. Lauderdale, Florida 33301


PROCESSED
FEB 08 2005
THOMSON
FINANCIAL

All communications, notices, and orders to:

Martin E. Lybecker, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street, N.W.
Washington, D.C. 20037

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of WLD Enterprises, Inc. 401 East Las Olas Boulevard, Suite 2200 Ft. Lauderdale, Florida 33301 File No. 812-	)	APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

WLD Enterprises, Inc. ("Company"), a Florida corporation, hereby files this Application ("Application") for an Order of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("Advisers Act") declaring it to be a person not within the intent of the Advisers Act. For the reasons discussed below, the Company believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

I. BACKGROUND

In June 1987, Mr. William Horvitz organized the Company as a Florida corporation in order for it to provide certain services to a trust, which had been formed for the purpose of benefiting Mr. William Horvitz and his descendants. Currently, all of the outstanding stock of the Company is owned by Mr. David Horvitz and Ms. Linda Roth, Mr. William Horvitz's two children. Although Mr. William Horvitz passed away in 1999, the trust, called the DL Trust (the "Trust"), continues to exist today with the same purpose: benefiting Mr. William Horvitz's descendants.

The Trust continues to be a primary client of the Company. Formed solely to serve as the "family office" for Mr. William Horvitz, his family, and his descendants (the "Horvitz Family"), the Company performs its services for the Trust and its other clients. The Company's other clients consist of (i) the members of the Horvitz Family, (ii) several key current or former employees of the Company, (iii) trusts, foundations, and other entities created by Horvitz Family members, key current or former employees, and/or by the Trust, and (iv) partnerships created by different combinations of the aforementioned persons or entities to serve as vehicles for investments.[1]

Although the Company provides many services for the Trust and its other clients, the Company never makes any final investment decisions for any of its clients. The services that the Company does provide include asset allocation advice, record-keeping, investment due diligence, Federal and state tax advice, coordination of professional relationships with accountants, attorneys and unaffiliated wealth managers, as well as numerous other responsibilities. The Company has not provided and does not intend to provide any of its services to the general public. The Company is paid for its services by the Trust and by the Company's other clients. The Company's employees' salaries are paid out of the payments received by the Company. At present, the Company has eighteen employees.

The Company currently provides services with regard to a substantial amount of assets invested through more than twenty-five different investment vehicles involving numerous investment opportunities. Although some of those investment vehicles offer opportunities involving publicly-traded securities, the majority of the clients' assets are invested in opportunities that involve private equity and real estate. Additionally, the Company may provide its administrative services, as described above, to its clients in relation to their individually held portfolios and investments.

REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ." There are serious questions whether the Company's activities fall within the definition of investment adviser.

Section 203(b) of the Advisers Act provides several exceptions from registration, none of which would appear to apply to the Company. Specifically, the first exception, for "intrastate" investment advisers, may not be available to the Company because not all of the Company's "clients" are residents of Florida; in any event, the Company would have to limit its investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective because it would sharply limit asset diversification considerations in the future. The third exception, for "private" investment advisers, may also not be available if the Company were required to consider and count as "clients" (a) the Trust, (b) members of the Horvitz Family, (c) the key employees of the Company, and (d) the trusts, foundations, partnerships, and other entities created by the Horvitz Family, the key employees, or by the Trust. Lastly, the Company could not satisfy the conditions in Section 203A(a) of the Advisers Act and

[1] Because no partnership has more than 100 beneficial owners nor has made a public offering of its securities, all such partnerships are excluded from the definition of "investment company" pursuant to Section 3(c)(1) of the Investment Company Act of 1940.

would be required to register with the Commission, since the assets of the trust and its other clients total over $25 million.

Therefore, if the Company were found to be within the definition of an investment adviser it would appear that it could be required to register under Section 203(c) of the Advisers Act, notwithstanding the fact that (i) the Company does not hold itself out to the public as an investment adviser, (ii) the Company's investment advisory activities, such that they are, make up a relatively small portion of the services that its employees perform, (iii) the Company does not make final investment decisions for its clients, (iv) the fees charged by the Company cover only its employees' salaries and other expenses, (v) the two stockholders of the Company do not view their investment in the Company as a portfolio asset that is expected to produce returns, but instead as a method of providing the administrative service needs of the Trust, its beneficiaries, and the Company's other clients in a businesslike manner, and (vi) the Company is a "family office" for the Horvitz Family and has no plans to offer its services to anyone other than the Horvitz Family and key employees of the Company. The Company requests, instead, that the Commission issue it an Order pursuant to Section 202(a)(11)(F) declaring it not to be a person within the intent of the Advisers Act.

II. DISCUSSION

A. The Company Is Not "Giving Advice About The Advisability of Investing in Securities"

The Company provides asset allocation advice and investment due diligence on proposed investments for the Trust and its other clients. At present and for the foreseeable future, these activities involve evaluating private investment partnerships or registered open-end management investment companies. The Company also coordinates the process through which individual clients may select unaffiliated wealth managers to provide asset allocation and discretionary management of their investments in publicly-traded issuers.[2] When the Company's activities directly involve shares of publicly-traded issuers, they never entail providing investment due diligence,[3] but rather usually involve performing administrative functions related to investments in such issuers. Although it could clearly be argued that interests in private investment partnerships organized, for example, as limited partnerships involve the issuance of a security as defined in Section 202(a) (18) of the Advisers Act, the Company believes that its activities are well out of the mainstream of persons giving investment advice about equity securities of publicly-traded companies whose shares are listed for trading on a stock exchange or regularly traded in the over-the-counter markets.

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[2] If such a client requires this service, the Company will retain a consultant who will then engage in the process of evaluating various wealth managers, and then make recommendations to the Company's clients regarding who is able to provide the services they require (usually asset allocation and discretionary asset management). As with everything else, the Company's clients retain control over deciding whether to retain any investment professional and what services should be performed.

[3] The Company may also provide its clients who are individuals with some asset-allocation advice.

Second, the Company does not have final investment discretion over any of its clients' investments. In short, all of its clients make their own investment decisions based only in part on the services performed and information provided by the Company. The Company is not taking the position that a person must have investment discretion over a client's account in order to satisfy the definition of investment adviser, but it is making the point that, taking into account the type of activities that it does conduct and the use to which its clients put those activities, it is not the kind of person which is generally viewed as an investment adviser.

Third, the Company's investment advisory activities, such that they are, constitute a small portion of the Company's overall activities. Of the Company's eighteen employees, only three have any involvement whatsoever in the investment advisory activities.[4] The Company estimates that less than one-third of the time that it spends performing services is time devoted to investment advisory related services. The Company believes that this limited amount of investment advisory activities it performs, as part of the total mix of services performed by its employees for the Trust and its other clients, must be taken into account in determining whether its services as a "family office" to the Horvitz Family require registration under the Advisers Act.

B. The Company Is Not In The "Business" of Advising Others

The Company does not hold itself out to the public as an investment adviser. Specifically, only the name of the Company, which does not itself have any overtly suggestive connotations, is listed in the Ft. Lauderdale-area telephone book. The Company does not have a public-access website. The Company does not engage in any advertising, it does not attend investment management-related conferences as a vendor, and it does not conduct any marketing activities whatsoever. In short, the Company refrains from engaging in activities that could be construed as holding its services out to the public. Moreover, the Company would never accept any new clients for any service that it provides, except for clients similar to the ones it has now, including future key employees, new members of the Horvitz Family, and new entities created by them or by the Trust. Outside of the Horvitz Family and those who provide services to the Company -- such as its investment bankers, commercial banks, accountants, and lawyers -- the Company does not believe that any member of the investing public has any notion that the Company even exists, much less what it does.

Second, the payments that the Company receives for its services to the Trust and to its other clients are largely payments for administrative, accounting, computer, support, and oversight functions. The portion of the charges made which have a relationship to investment activities relate to due diligence work done solely on behalf of the Trust and the Company's other clients. No portion of the Company's charges to any of its clients constitutes compensation for the furnishing of investment advice. The Company's situation, then, is clearly distinguishable from (i) a broker-dealer which charges a brokerage commission when effecting securities

[4] Two of the employees are executives who primarily evaluate private-equity and real-estate investment opportunities, and the other is an analyst who is involved in researching prospective investments in those areas, as well as in conducting some performance calculations. None of the three devote all of their time to these investment advisory activities, and none conduct research on individual publicly-held securities.

transactions that are related to the giving of investment advice, (ii) an insurance agent who receives a sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice, or (iii) a financial planner who may get paid a flat fee for designing an estate plan that is related to the giving of investment advice. In each of those situations, the receipt of investment advisory income can be inferred from the event and the isolated nature of the payment for investment advisory services rendered. By contrast, the Company receives payments from its clients for all of the services that it renders, only a small portion of which could even be characterized as investment advisory in nature.

Third, the Company's principal activities are not investment advisory in nature. As discussed above, the largest portion of the Company's activities involve providing services to the Trust and the Company's other clients that do not involve investment advice of any kind. Even that portion of the Company's activities that could be said to involve even a patina of investment advice -- asset allocation and due diligence activities -- are not the kind of investment advisory activities that are generally viewed as the giving of investment advice.

C. There Is No Public Interest in Requiring The Company To Be Registered Under the Advisers Act

The Company is a private organization that was formed to be the "family office" for the Horvitz Family. All of the Company's clients have a close relationship with the Horvitz Family in that they are all either members of it, key employees of WLD Enterprises, Inc. who interact with and work with members of the family on a near-daily basis, and have done so for many years, or are entities created by and for those persons. There are no public clients in the sense of retail investors. Indeed, the types of services provided to the Trust and to its other clients are significantly different in type and amplitude from the services regularly performed by an investment adviser for retail investors. By the same token, very few retail investors would be willing to receive the asset allocation and investment due diligence services provided by the Company and use that as a baseline for making investment decisions. The Company's services are sharply tailored to the needs of the Trust and its other clients, not to the needs of the retail public. That is why the Company does not exercise investment discretion over any of the investments made by its clients: they are all sophisticated persons able to make complex investment judgments for themselves.

Second, the Company has no plans, now or in the future, to solicit or accept clients from the retail public. It was organized to serve as the "family office" for the Horvitz Family, and that will be its exclusive mission in life.

D. The Company Cannot Rely on Section 203A(a) of the Advisers Act

The Company's principal business is located in Florida. Although there are state statutes in Florida that regulate persons who are investment advisers, the Company cannot rely on Section 203A(a) of the Advisers Act because the Company would have assets under management greater than the minimum amount set forth in Section 203A(a) and the rules thereunder.

III. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in at least four instances. In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941)(corporation all of the stock of which was held in trust for the benefit of members of a single family and which furnishes investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949)(corporation whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949)(general partnership organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries); In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1705 (March 10, 1998)(corporation, all the stock of which was held in trust for the benefit of one family, which provided a wide array of services, including some investment advisory services, for that trust and other clients who were members of the family, or entities created by them).[5]

IV. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Company states that its address is indicated on the first page of this Application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

Martin E. Lybecker, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street, N.W.
Washington, D.C. 20037
(202) 663-6240

All requirements for the execution and filing of this Application on behalf of the Company have been complied with and are in accordance with the Articles of Incorporation and By-Laws of the Company, and the undersigned officer of the Company is fully authorized to execute this Application. The Company has adopted the Resolution attached as Exhibit A authorizing the filing of the application. The Verifications required by Rule 0-4(d) under the Advisers Act are attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

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[5] Indeed, the Moreland Management Company and WLD Enterprises, Inc. are extremely similar "family offices" that operate for the benefit of different branches of the Horvitz family. Both companies provide an array of services related to the management of the family's finances, have only a few of their employees working on investment advisory related services, and have no discretion over their clients' investment decisions.

V. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company requests that the Commission issue an Order under Section 202(a)(11)(F) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act. The Company submits that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Articles of Incorporation and Bylaws of WLD Enterprises, Inc. have been complied with in connection with the execution and filing of this Application. WLD Enterprises, Inc., by resolutions duly adopted by its Board of Directors as of January 20th, 2005 (certified copies of such resolutions are attached as Exhibit A to this Application), has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

WLD Enterprises, Inc. has caused the undersigned to sign this Application on its behalf in the County of Broward, State of Florida on this 25 **th** day of January 2005.

WLD Enterprises, Inc.

By: 
NAME: David W. Horvitz
TITLE: President

Attest: 
VIRGINIA J. BAKER

VERIFICATION

STATE OF FLORIDA) ss
COUNTY OF BROWARD)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application ("Application") dated January 25th, 2005, for and on behalf of WLD Enterprises, Inc. (the "Company"); that he is the President of the Company; and that all actions by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information, and belief.

WLD ENTERPRISES, INC.

By: ____________________
NAME: David Horvitz
TITLE: President

Subscribed and sworn to before me a Notary [insert title of officer] this 25 day of January, 2005.

____
Official Seal


VIRGINIA J. BAKER
MY COMMISSION # DD 067471
EXPIRES: February 21, 2006
Bonded Thru Notary Public Underwriters

My Commission expires ____________________

LIST OF EXHIBITS

EXHIBIT A

RESOLUTIONS OF WLD ENTERPRISES, INC.

The undersigned hereby certifies that Linda H. Roth is Secretary of WLD Enterprises, Inc. and further certifies that the following resolutions were duly adopted by the Board of Directors of the Company on January 20th, 2005, and are still in full force and effect.

RESOLVED, that each of the undersigned does hereby waive all formal requirements, including the necessity of holding a formal or informal meeting, and any requirements that notice of such meeting be given.

RESOLVED, that the officers of WLD Enterprises, Inc. (the "Company") be, and each of them hereby is, authorized in the name and on behalf of the Company to execute and cause to be filed with the Securities and Exchange Commission an Application for Exemption from Section 202(a)(11)(F) of the Investment Advisers Act of 1940 thereunder, substantially in the form as attached hereto as Exhibit A, to the extent necessary to declare it to be a person not within the intent of the Advisers Act.

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to execute and cause to be filed any and all amendments to such Application as the officers executing the same may approve as necessary or desirable, such approval to be conclusively evidenced by his, her, or their execution thereof;

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to take such other action, including the preparation and publication of a notice relating to such Application for Exemption and the representation of the Company, in any matters relating to such Application or amendment thereof as they deem necessary or desirable; and

IN WITNESS WHEREOF, I hereunto set my hand, this 20th day of January, 2005.



Name: Linda H. Roth
Secretary

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IA-_______; 812-____________]

WLD Enterprises, Inc.

_________________, 2005

AGENCY: Securities and Exchange Commission ("Commission")

ACTION: Notice of Application for exemption under the Investment Advisers Act of 1940 ("Adviser Act").

APPLICANT: WLD Enterprises, Inc.

RELEVANT 1940 ACT SECTION: Order requested under Section 202(a)(11)(F) of the Advisers Act declaring the applicant to be a person not within the intent of the Advisers Act.

SUMMARY OF APPLICATION: Applicant requests an order declaring that it is not a person within the intent of the Advisers Act.

FILING DATE: The application was filed on January ___, 2005.

HEARING OR NOTIFICATION OF HEARING: An Order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Funds with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ______, 2005, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Applicant, WLD Enterprises, Inc., 401 East Las Olas Boulevard, Suite 2200, Ft. Lauderdale, Florida 33301

FOR FURTHER INFORMATION CONTACT: ___________________, at (202) 942-XXXX, (Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the Application, the complete Application is available for a fee from the Commission's Public Reference Branch.

I. APPLICANT'S REPRESENTATIONS

1. The Company was organized as a Florida corporation in 1987 by Mr. William Horvitz in order to serve as a "family office" that would provide services to his family and descendants (the "Horvitz Family"). Today, the Company still performs these services for the Horvitz Family as well as the DL Trust, which was created for the purpose of benefiting himself and his descendants. All of the outstanding stock of the Company is now owned by David Horvitz and Linda Roth, William Horvitz's children, in equal shares of 50% each.

2. The Company is paid for its services by the Trust and by the Company's other clients. The Company's employees' salaries are paid out of the payments received by the Company. At present, the Company has eighteen employees. At present, the Company is responsible for a substantial amount of assets invested through more than twenty-five different investment vehicles involving numerous investment opportunities. Although some of those investment vehicles offer opportunities involving publicly-traded companies, the majority of the clients' assets are invested in opportunities that involve private equity and real estate.

II. APPLICANT'S LEGAL ANALYSIS

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ." Applicant asserts that there are serious questions whether the Company's activities fall within the definition of investment adviser.

2. Section 203(b) of the Advisers Act provides several exceptions from registration, none of which, Applicant asserts, would appear to apply to the Company. Applicant states that, specifically, the first exception, for "intrastate" investment advisers, may not be available to the Company because not all of the Company's "clients" are residents of Florida; in any event, the Company would have to limit its investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective because it would sharply limit asset diversification considerations in the future. Applicant believes the third exception, for "private" investment advisers, may also not be available if the Company were required to consider and count as "clients" (a) the Trust, (b) members of the Horvitz Family, (c) key employees of the Company, and (d) the trusts, foundations, partnerships, and other entities created by the aforementioned persons, and/or by the Trust.

3. Lastly, Applicants state that the Company could not satisfy the conditions in Section 203A(a) of the Advisers Act, because the Company would have assets under management greater than the minimum amount set forth in Section 203A(a) and the rules thereunder.

4. Applicant asserts that, therefore, if the Company were found to be within the definition of investment adviser it would appear that it could be required to register under Section 203(c) of the Advisers Act, notwithstanding the fact that (i) the Company does not hold itself out to the public as an investment adviser, (ii) the Company's investment advisory activities, such that they

are, make up a relatively small portion of the services that its employees perform, (iii) the Company does not make final investment decisions for its clients, (iv) the fees charged by the Company cover only its salaries and other expenses, (v) the two stockholders of the Company do not view their investment in the Company as a portfolio asset that is expected to produce returns but instead as a method of providing the administrative service needs of the Trust and of its beneficiaries, and the Company's other clients, in a businesslike manner, and (vi) the Company is a "family office" for the Horvitz Family and has no plans to offer its services to or accept new clients from anyone other than the Horvitz Family.

5. Applicant states that the Company provides investment due diligence on proposed investments for the Trust and its other clients, as well as some asset-allocation advice for some clients. At present and for the foreseeable future, the majority of these activities involve evaluating private investment partnerships or registered open-end management investment companies. The Company also coordinates the process through which individual clients may select unaffiliated wealth managers to provide asset allocation and discretionary management of their investments in publicly-traded issuers. When the Company's activities directly involve shares of publicly-traded issuers, they never entail providing investment due diligence, but rather usually involve performing administrative functions related to the investments in such issuers. Although it could clearly be argued that interests in private investment partnerships organized, for example, as limited partnerships involve the issuance of a security as defined in Section 202(a)(18) of the Advisers Act, Applicant believes that the Company's activities are well out of the mainstream of persons giving investment advice about equity securities of publicly-traded companies whose shares are listed for trading on a stock exchange or regularly traded in the over-the-counter markets.

6. Applicant represents that it does not have final investment discretion over any of its clients' investments. In short, all of its clients make their own investment decisions based only in part on the services performed and information provided by the Company. Applicant asserts that it is not taking the position that a person must have investment discretion over a client's account in order to satisfy the definition of investment adviser, but Applicant does allege that, taking into account the type of activities that it does conduct and the use to which its clients put those activities, it is not the kind of person which is generally viewed as an investment adviser.

7. Applicant states that its investment advisory activities, such that they are, constitute a small portion of the Company's overall activities. Of the Company's eighteen employees, only three have any involvement whatsoever in the investment advisory activities. Moreover, the work that WLD Enterprises, Inc. does that is related to investment advisory activities encompasses less than one-third of its overall work for its clients. Although one-third of the Company's time is not so small as to be de minimis, Applicant believes that the relative size of its investment advisory activities as part of the total mix of services performed for the Trust and its other clients must be taken into account in determining whether its services as a "family office" to the Horvitz Family require registration under the Advisers Act.

8. Applicant states that it does not hold itself out to the public as an investment adviser. Specifically, only the name of the Company, which does not itself have any overtly suggestive connotations, is listed in the Ft. Lauderdale-area telephone book. The Company does not have a public-access website. The Company does not engage in any advertising, it does not attend

investment management-related conferences as a vendor, and it does not conduct any marketing activities whatsoever. In short, the Company refrains from engaging in activities that could be construed as holding its services out to the public. Moreover, the Company would never accept any new clients for any service that it provides, except for clients similar to those the Company has now, including future key employees, new members of the Horvitz Family, and new entities created by them or by the Trust. Outside of the Horvitz Family and those who provide services to the Company, Applicant does not believe that any member of the investing public has any notion that the Company even exists, much less what it does.

9. Applicant represents that the payments that the Company receives for its services to the Trust and to its other clients are largely payments for administrative, accounting, computer, support, and oversight functions. The portion of the charges made which have a relationship to investment activities relate to due diligence work done solely on behalf of the Trust and the Company's other clients. Finally, Applicant states that no portion of the Company's charges to any of its clients are identified as compensation for the furnishing of investment advice. Applicant asserts that its situation, then, is clearly distinguishable from (i) a broker-dealer which charges a brokerage commission when effecting securities transactions that are related to the giving of investment advice, (ii) an insurance agent who receives a sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice, or (iii) a financial planner who may get paid a flat fee for designing an estate plan that is related to the giving of investment advice. Applicant contends that, in each of those situations, the receipt of investment advisory income can be inferred from the event and the isolated nature of the payment for investment advisory services rendered. Applicant also believes that by contrast, the Company receives payments from its clients for all of the services that it renders, only a very small portion of which could even be characterized as investment advisory in nature.

10. Applicant states that its principal activities are not investment advisory in nature. As discussed above, by far the largest portion of the Company's activities involve providing services to the Trust and the Company's other clients that do not involve investment advice of any kind. Applicant believes that even that portion of the Company's activities that could be said to involve investment advice -- asset allocation and due diligence activities -- are not the kind of investment advisory activities that are generally viewed as the giving of investment advice.

11. Applicant states that the Company is a private organization that was formed to be the "family office" for the Horvitz Family. All of the Company's clients have a close relationship with the Horvitz Family in that they are all either members of the Horvitz Family, employees of the Company who interact with and work with members of the Horvitz Family on an almost-daily basis, or are entities created by and for the aforementioned people. There are no public clients in the sense of retail investors. Indeed, Applicant believes that the types of services provided to the Trust and to its other clients are significantly different in type and amplitude from the services regularly performed by an investment adviser for retail investors. By the same token, very few retail investors would be willing to receive the asset allocation and investment due diligence services provided by the Company, and use that as a baseline for making investment decisions. The Company's services are sharply tailored to the needs of the Trust and its other clients, not to the needs of the retail public. That is why the Company does not exercise investment discretion over any of the investments made by its clients: they are sophisticated persons able to make complex investment judgments for themselves.

12. Applicant states that the Company has no plans, now or in the future, to solicit or accept clients from the retail public. Applicant asserts that it was organized to serve as the "family office" for the Horvitz Family, and that will be its exclusive mission in life.

13. Applicants believe that the relief requested in this Application is substantially similar to that granted by the Commission in at least four instances. In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941)(corporation all of the stock of which was held in trust for the benefit of members of a single family and which furnishes investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949)(corporation whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949)(general partnership organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries); and In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1705 (March 10, 1998)(corporation, all the stock of which was held in trust for the benefit of one family, which provided a wide array of services, including some investment advisory services, for that trust and other clients who were members of the family, or entities created by them).

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Jonathan G. Katz

Secretary